1123267

02020532

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of January, 2002

California Exploration Ltd. ***(formerly QDM Ventures Ltd.)***
(Translation of registrant's name into English)

0-30920
(File Number)

1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ✔ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ______ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

California Exploration Ltd.
(Registrant)

Date January 29, 2002

By Nick DeMare
Nick DeMare,
Assistant Corporate Secretary
(Signature)*

*Print the name and title of the signing officer under his signature.

F:\Arabella\CAX\Form 6Ks\FORM 6-K Conformed.wpd

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

British Columbia Securities Commission

BCSC

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*

   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*

   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*

   Provide the following information for the year-to-date period:

   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*

   Provide the following information as at the end of the reporting period:

   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

   (b) number and recorded value for shares issued and outstanding,

   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
California Exploration Ltd.	November 30/01	02/01/29

ISSUER ADDRESS
#1305 - 1090 West Georgia Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6E 3V7	(604) 683-1585	(604) 685-9316

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Nick DeMare	Assistant Corporate Secretary	(604) 685-9316

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ndemare@chasemgt.com	N/A

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"Desmond O'Kell"	Desmond O'Kell	02/01/29
"Ted Carlsen"	Ted Carlsen	02/01/29

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001 AND 2000

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited - Prepared by Management)

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in United States Dollars, unless otherwise stated)
(Unaudited - Prepared by Management)

	As at November 30, 2001 $	As at May 31, 2001 $
ASSETS		
CURRENT ASSETS		
Cash	310,845	360,580
Amounts receivable and prepaids	50,592	159,004
	361,437	519,584
CAPITAL ASSETS (Note 4)	73,028	91,290
OIL AND GAS PROPERTIES (Note 5)	123,154	20,697
LONG-TERM INVESTMENTS (Note 6)	134,875	134,875
DRILLING BONDS	101,667	146,059
	794,161	912,505
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	53,870	35,071
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 7)	1,102,823	1,019,339
DEFICIT	(362,532)	(141,905)
	740,291	877,434
	794,161	912,505

APPROVED BY THE BOARD

"Des O'Kell" , Director

"Ted Carlsen" , Director

The accompanying notes are an integral part of these interim consolidated financial statements.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited - Prepared by Management)

	Three Months Ended November 30,		Six Months Ended November 30,	
	2001	2000	2001	2000
	$	$	$	$
EXPENSES				
Accounting and audit fees	6,624	9,210	13,462	10,907
Amortization	9,131	9,131	18,262	18,262
Computer expenses	6	-	328	(6,303)
Legal	5,908	1,365	24,609	3,732
Office and miscellaneous	24,967	3,192	31,241	(19,511)
Salaries, wages and related benefits	22,436	18,137	27,190	20,510
Travel and related costs	48	4,383	259	6,204
	69,120	45,418	115,351	33,801
OTHER ITEMS				
Impairment of oil and gas properties	(79,993)	-	(73,748)	-
Write-off of amounts receivable	(42,211)	-	(42,211)	-
Interest and other income	8,572	199	10,683	2,736
	(113,632)	199	(105,276)	2,736
LOSS FOR THE PERIOD	(182,752)	(45,219)	(220,627)	(31,065)
RETAINED EARNINGS (DEFICIT) BEGINNING OF PERIOD	(179,780)	120,284	(141,905)	106,130
RETAINED EARNINGS (DEFICIT) END OF PERIOD	(362,532)	75,065	(362,532)	75,065
EARNINGS (LOSS) PER COMMON SHARE - BASIC AND DILUTED	($0.03)	($0.02)	($0.04)	($0.01)

The accompanying notes are an integral part of these interim consolidated financial statements.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited - Prepared by Management)

	Three Months Ended November 30,		Six Months Ended November 30,	
	2001	2000	2001	2000
	$	$	$	$
CASH PROVIDED FROM (USED FOR)				
OPERATING ACTIVITIES				
Net earnings (loss) for the period	(182,752)	(45,219)	(220,627)	(31,065)
Items not affecting cash				
Amortization of capital assets	9,131	9,131	18,262	18,262
Write-off of amounts receivable	42,211	-	42,211	-
Impairment of oil and gas properties	79,993	-	73,748	-
Decrease in amounts receivable and prepaids	19,631	684,347	74,220	337,743
Increase (decrease) in accounts payable and accrued liabilities	1,132	(320,078)	21,403	53,534
	(30,654)	328,181	9,217	378,474
INVESTING ACTIVITIES				
Recovery of (additions to) oil and gas properties	76,228	(123,584)	(176,205)	(286,089)
Drilling bonds	9,391	(265,277)	32,500	(158,367)
Other assets	-	-	11,892	-
Repayment of loan by officer	-	-	5,000	-
	85,619	(388,861)	(126,813)	(444,456)
FINANCING ACTIVITIES				
Cash assumed on reorganization	100,047	-	100,047	-
Reorganization costs	(32,186)	-	(32,186)	-
	67,861	-	67,861	-
NET INCREASE (DECREASE) IN CASH	122,826	(60,680)	(49,735)	(65,982)
CASH - BEGINNING OF PERIOD	188,019	159,069	360,580	164,371
CASH - END OF PERIOD	310,845	98,389	310,845	98,389

SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash activities

During the six months ended November 30, 2001, the Company issued 4,346,084 common shares to complete the corporate reorganization, as described in Note 3.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001 AND 2000

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited - Prepared by Management)

1. INCORPORATION AND NATURE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia on December 10, 1999, as Buck Ventures Ltd. On May 10, 2000, the Company changed its name to QDM Ventures Ltd. As part of the reorganization described in Note 3, on September 25, 2001, the Company changed its name to California Exploration Ltd. and filed Articles of Continuance under the Business Corporations Act (Yukon Territory).

The Company is focused on the acquisition, exploration and development of crude oil and natural gas reserves in the western United States. The Company is a development stage oil and gas company and, as of November 30, 2001, has not earned any significant production revenue, nor found proved reserves on any of its properties. The Company has entered into participation and farm-in agreements with industry partners on certain of its properties pursuant to which these partners have acquired interests in the Company's properties for cash and issuances of their common shares. Additional funding will be required for the Company to participate in the acquisition, exploration and development of interests in oil and gas properties. In order to meet the Company's continuing financing needs, management of the Company intends to raise working capital through the sale of common shares or other securities, or merge with industry partners.

The accompanying interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. The Company's consolidated financial statements do not include any adjustments related to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The ability of the Company to continue operations as a going concern is dependent upon its success in obtaining capital through sale of common shares or other securities and ultimately achieving profitable operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

CALIFORNIA EXPLORATION LTD.
(A Development Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001 AND 2000
(Expressed in United States Dollars, unless otherwise stated)
(Unaudited - Prepared by Management)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, California Exploration Inc. ("CalEx"). Intercompany balances and transactions are eliminated on consolidation.

OIL AND GAS PROPERTIES

The Company follows the full cost method of accounting for oil and gas operations. Under this method all costs related to the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven oil and gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of oil and gas production and reserves are converted into equivalent units based upon relative energy content.

In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

JOINT OPERATIONS

Substantially all of the Company's oil and gas exploration activities are conducted jointly with others and, accordingly, these consolidated financial statements reflect the Company's proportionate interest in such activities.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001 AND 2000

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited - Prepared by Management)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

CAPITAL ASSETS

Capital assets, which comprise office equipment, furniture and fixtures and computer software are recorded at cost less accumulated amortization calculated using the straight-line method over their estimated useful lives.

Office equipment	5 years
Office furniture and fixtures	7 years
Software	3 years

LONG-TERM INVESTMENTS

Long-term investments are accounted for using the cost method.

REVENUE RECOGNITION

The Company will recognize oil and gas revenues from its interests in producing wells as oil and gas is produced and sold from these wells.

TRANSLATION OF FOREIGN CURRENCIES

Monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

INCOME TAXES

Income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

EARNINGS (LOSS) PER SHARE

Earnings (loss) per common share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001 AND 2000

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited - Prepared by Management)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

SHARE OPTION PLAN

The Company grants share options in accordance with the policies of the Canadian Venture Exchange (the "CDNX"), as described in Note 7 (c). No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash. The Company maintains cash accounts at two financial institutions. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions.

FAIR VALUE

The carrying amount reported in the balance sheet for cash, amounts receivable and prepaids and accounts payable and accrued liabilities approximates fair value because of the immediate or short-term maturity of these financial instruments.

At November 30, 2001, the estimated fair value of the long-term investments was $108,875, drilling bonds was $101,667 and the loan to officer was $30,000.

3. CORPORATE REORGANIZATION

On September 27, 2001, the Company completed a reorganization with the shareholders of CalEx, whereby the Company issued 4,346,084 common shares of its share capital for 100% of the issued and outstanding share capital of CalEx.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001 AND 2000

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited - Prepared by Management)

3. CORPORATE REORGANIZATION (continued)

Since this transaction resulted in the former shareholders of CalEx acquiring control of the Company, the exchange has been treated for accounting purposes as a reverse takeover. In accounting for this transaction:

i) CalEx is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book value;

ii) control of the net assets and business of the Company was acquired effective September 27, 2001. The transaction has been accounted as a purchase of the assets and liabilities of the Company by CalEx. The assets and liabilities of the Company have been recorded at their fair values, as follows:

	$
Net working capital	89,208
Advances to CalEx, as at combination date, eliminated on consolidation	21,462
Deferred reorganization costs	70,113
Net assets purchased	180,783

iii) the interim consolidated statements of operations and cash flow for the three months and six months ended November 30, 2001, include CalEx's results of operations and cash flow for the three months and six months ended November 30, 2001, respectively, and the Company's results of operations and cash flow from the effective date of the business acquisition. The comparative figures for the three months and six months ended November 30, 2000 are those of CalEx.

Prior to completion of the corporate reorganization the Company incurred general and administration costs totalling $40,391 for the period June 1, 2001 to September 27, 2001.

4. CAPITAL ASSETS

	Costs $	Accumulated Amortization $	Net $
Office furniture and fixtures	25,750	7,400	18,350
Office equipment	51,895	20,461	31,434
Software	67,397	44,153	23,244
	145,042	72,014	73,028

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001 AND 2000

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited - Prepared by Management)

5. OIL AND GAS PROPERTIES

Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire a property. Exploration costs include the costs of geological and geophysical activity, dry holes and drilling and equipping exploratory wells.

During the period ended November 30, 2001, the Company recorded an impairment charge of $73,748, reflecting its share of unsuccessful drilling activities and related acquisition costs. As at November 30, 2001, the Company had not found any proved reserves.

6. LONG-TERM INVESTMENTS

	$
Hutton Creek Resources Ltd. ("Hutton")	84,875
Westone Ventures Inc. ("Westone")	50,000
	134,875

Pursuant to option agreements and the disposition of certain of its oil and gas properties during the period ended May 31, 2000, the Company received 500,000 common shares of Hutton and 600,000 common shares of Westone, for recorded amounts of $84,875 and $150,000, respectively. During the year ended May 31, 2001, the Company wrote the investment in Westone down to $50,000. The quoted value of the investment in Westone at November 30, 2001 was approximately $24,000.

Hutton is a private company incorporated in Alberta, Canada. Westone is an Alberta corporation which trades on the CDNX.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001 AND 2000

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited - Prepared by Management)

7. SHARE CAPITAL

	Number of Shares	$
Authorized - unlimited common shares without par value		
CalEx		
Balance, May 31, 2000	2,346,084	855,019
Shares issued for cash	2,000,000	200,000
Less: share issuance costs	-	(680)
Loan to officer	-	(35,000)
Balance, May 31, 2001	4,346,084	1,019,339
Repayment of loan by officer	-	5,000
Reverse Take-over Transaction at September 27, 2001		
Adjustment of shares to reflect shares of the legal parent outstanding at time of reverse take-over	3,245,001	-
Net asset of legal parent at time of reverse take-over	-	180,783
Less: reorganization costs	-	(102,299)
Balance, November 30, 2001	7,591,085	1,102,823

(a) As described in Note 3, the Company completed the business combination with CalEx and issued 4,346,084 common shares of its share capital for 100% of the issued and outstanding common stock of CalEx. All common shares issued under the business combination are subject to a hold period expiring January 21, 2002. Of the shares issued in the business combination, 2,323,500 shares (the "Security Shares") are held in escrow pursuant to a security escrow agreement, and will be released at six months intervals over a period ending September 27, 2007.

(b) As at November 30, 2001, 1,980,001 common shares (the "Escrow Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2004.

(c) The Company grants share options in accordance with the policies of the CDNX. Under the general guidelines of the CDNX, the Company may reserve up to 10% of its issued and outstanding shares to its employees, directors or consultants to purchase shares of the Company.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001 AND 2000

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited - Prepared by Management)

7. **SHARE CAPITAL** (continued)

As at November 30, 2001, share options outstanding to directors, employees and consultants to purchase common shares are as follows:

Year Granted	Price per Share CDN $	Outstanding at Beginning of Period	Granted During Period	Outstanding at End of Period	Year of Expiry
2001	0.20	285,000	-	285,000	2004
2001	0.60	-	800,000	800,000	2005
		285,000	800,000	1,085,000	

(d) As at November 30, 2001, warrants to purchase up to 55,000 common shares of the Company at $0.20 per share on or before June 21, 2002, remained outstanding.

(e) During the year ended May 31, 2001, the Company provided a loan of $35,000 to the President of the Company to acquire 350,000 common shares of the Company (the "Loan Shares"). The Company received a promissory note for the loan. The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of all or part of the Loan Shares held by the President. During the six months ended November 30, 2001, the Company received a partial payment of $5,000. As at November 30, 2001, 300,000 Loan Shares remain pledged as security for the promissory note.

8. **SEGMENT REPORTING**

The Company has one reportable segment, the exploration and development of oil and gas properties. The Company has concentrated its oil and gas exploration and development activities in the western United States, primarily California. All activities in this segment have been with industry partners.

9. **SUBSEQUENT EVENTS**

(a) On January 14, 2002, the Company entered into a letter of intent whereby it agreed, subject to shareholder and regulatory approvals, to acquire 100% of the issued and outstanding common shares of Optimal Power Systems Ltd. ("OPS"), a private company incorporated under the laws of Alberta. Under the terms of the letter of intent, the Company proposes to issue up to 4.8 million common shares of the Company to the shareholders of OPS. No shares will be issued until OPS generates CDN $4 million in revenue, at which time 800,000 shares will be issued. An additional 800,000 shares will be issued when a further CDN $4 million in revenue is achieved. Thereafter 800,000 shares will be issued for each incremental CDN $5 million in revenue is achieved, until all 4.8 million shares are issued.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001 AND 2000

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited - Prepared by Management)

9. **SUBSEQUENT EVENTS** (continued)

OPS was established in August 2001 to provide technology and turn-key solutions to optimize oil, gas and power energy resources. OPS is a development stage company with limited operations to date.

The Company has provided OPS an initial bridge loan of CDN $100,000 and has agreed to provide additional funding. The bridge loan is non-interest bearing. OPS has agreed to pledge its assets as security for the bridge loan. In addition, the shareholders of OPS has agreed to provide personal guarantees.

(b) The Company proposes to conduct, subject to regulatory approvals, a non-brokered private placement of 1,000,000 units at a price of CDN $0.50 per unit, to raise CDN $500,000. Each unit will consist of one common shares and one share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of one year at an exercise price of CDN $0.75. To date the Company has received CDN $90,000.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

SUPPLEMENTARY INFORMATION

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001

1.(a) GENERAL AND ADMINISTRATIVE

General and administrative expenses for the six months ended November 30, 2001.

	$
Accounting and audit fees	13,462
Amortization	18,262
Computer expenses	328
Legal	24,609
Office and miscellaneous	31,241
Salaries, wages and related benefits	27,190
Travel and related costs	259
	115,351

1.(b) RELATED PARTY TRANSACTIONS

There were no related party transactions during the six months ended November 30, 2001.

2.(a) NO SECURITIES WERE ISSUED DURING THE SIX MONTHS ENDED NOVEMBER 30, 2001

2.(b) OPTIONS GRANTED DURING THE SIX MONTHS ENDED NOVEMBER 30, 2001

Date Granted	Number of Shares	Type of Option	Name	Exercise Price $	Expiry Date
Oct. 2/01	100,000	Director	John Behr	$0.60	Sept. 28/04
Oct. 2/01	250,000	Director	Ted Carlsen	$0.60	Sept. 28/04
Oct. 2/01	25,000	Employee	Colleen Classen	$0.60	Sept. 28/04
Oct. 2/01	100,000	Director	Diana Dercyz-Kessler	$0.60	Sept. 28/04
Oct. 2/01	50,000	Employee	Kurt Johnson	$0.60	Sept. 28/04
Oct. 2/01	25,000	Employee	Mike McPhetridge	$0.60	Sept. 28/04
Oct. 2/01	250,000	Director	Desmond O'Kell	$0.60	Sept. 28/04

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

SUPPLEMENTARY INFORMATION

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001

3.(a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT NOVEMBER 30, 2001

			Issued	
Class	Par Value	Authorized Number	Number	Amount
Common	WPV	Unlimited	7,591,085	$1,102,823

3.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT NOVEMBER 30, 2001

Security	Number	Exercise Price Per Share	Expiry Date
Options	285,000	$0.20	December 21, 2003
Options	800,000	$0.60	September 28, 2004
Warrants	55,000	$0.20	June 21, 2002

3.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT NOVEMBER 30, 2001

As at November 30, 2001:

i) 1,980,001 common shares (the "Escrow Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2004; and

ii) 2,323,500 common shares (the "Securitiy Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2007 are subject to escrow restrictions.

3.(d) LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 30, 2001

Directors:
- Ted Carlsen
- John Behr
- Desmond O'Kell
- Diana Dercyz-Kessler

Officers:
- Ted Carlsen, President and CEO
- Desmond O'Kell, CFO and Corporate Secretary

CALIFORNIA EXPLORATION LTD.
(A Development Stage Company)
QUARTERLY REPORT
FOR THE QUARTER ENDED NOVEMBER 30, 2001
(Expressed in United States Dollars, unless otherwise stated)

MANAGEMENT DISCUSSION & ANALYSIS

Corporate Reorganization and Business Overview

On September 27, 2001, the Company completed the qualifying transaction whereby it acquired California Exploration Inc. ("Cal-Ex") through the issuance of 4,346,084 common shares. The Company is no longer considered a capital pool company and has been re-classified as a Tier 2 oil and gas issuer.

On completion of the reorganization a new board of directors and officers were appointed, as follows:

Ted Carlsen	President, Chief Executive Officer and Director
John Behr	Director
Desmond O'Kell	Chief Financial Officer, Secretary and Director
Diana Dercyz-Kessler	Director

The business combination has resulted in the former Cal-Ex shareholders acquiring control of the Company. Accordingly, the exchange has been treated for accounting purposes as a reverse take-over, with Cal-Ex deemed to be the purchaser and parent company.

Cal-Ex is a development stage independent oil and gas company and has, to date, not earned any production revenue, nor found any proved reserves on any of its properties. Cal-Ex's goal is to identify, acquire, explore and develop oil and natural gas reserves in the Western United States, principally in the State of California. Cal-Ex's original business plan contemplated that joint venture partners would reimburse Cal-Ex for 100% of its prospect costs to acquire a 100% capital interest (75% working interest) in the drilling of the first well on each prospect resulting in Cal-Ex retaining up to a 25% interest in the prospect with the remaining 75% interest in the prospect being divided amongst the joint venture partners. Upon completion of the first well on a prospect, Cal-Ex would be required to fund its pro rata share of further development costs.

From inception to October 31, 2001, Cal-Ex drilled eight wells. Of the eight wells, six were abandoned as dry holes, one required side-tracking to reach the target zone and one well was completed as a producing well although it was shut-in in October 2001 and on November 21, 2001 the well was abandoned.

The joint venture partners have informed Cal-Ex that they have terminated their joint venture agreements and have only agreed to pay maintenance costs with respect to the prospects they have retained an interest in. Cal-Ex is attempting to identify and negotiate farm-out agreements with other parties on its other prospects, in addition to reviewing other business opportunities within and outside the oil and gas industry.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)
QUARTERLY REPORT
FOR THE QUARTER ENDED NOVEMBER 30, 2001
(Expressed in United States Dollars, unless otherwise stated)

MANAGEMENT DISCUSSION & ANALYSIS (continued)

Operations

During the six months ended November 30, 2001 the Company reported a net loss of $220,627 compared to a net loss of $31,065 for the comparable period in 2000. The increase in loss in 2001 was attributed to a number of factors. General and administration expenses increased by $81,550, from $33,801 in 2000 to $115,351 in 2001. During 2000, the majority of the Company's overhead costs were reimbursed by its joint venture partners. During 2001, the joint venture partners informed the Company that they terminated their joint venture agreements.

With the unsuccessful drilling of the regional California prospects, the Company has written-off $73,748 of costs. An additional provision of $42,211 has been made to the receivable from Westone Ventures Inc., a former joint venture partner.

Liquidity and Capital Resources

Since inception, the Company has funded its operations from the sale of its securities and the joint venture of its oil and gas prospects. Given the nature of its business the Company has not been obliged to fund the majority of the costs for developing and drilling the initial oil and gas prospects.

As at November 30, 2001, the Company had a working capital of $307,567. The Company's cash and cash equivalents are held predominantly in US currency. The Company anticipates that its share of anticipated drilling cost, lease payments and corporate overhead for the remainder of 2001 and for 2002 is approximately $380,000. Therefore, the Company will be required to raise additional capital to meet its planned expenditures and commitments. In addition, the Company has oil and gas prospects for which it needs to find joint venture partners. The sources of capital include identification of new joint venture partners, the sale of assets, the issuance of common shares, and/or the acquisition of another company. There are no assurances that the Company will be able to raise any additional capital.

At this time, the initial joint venture partners have terminated their funding arrangements and the Company is seeking new joint venture partners. If any joint venture partner fails to pay its share of costs, the Company will be responsible to fund such costs, provided that no other joint venture partner wishes to increase its level of participation. The Company could sell the remaining interest which has not been funded but there are no assurances that the Company could find an interested joint venture partner. In the event the existing joint venture partners fail to fund future costs and the Company is unable to find new partners, the Company could lose all of its remaining property interests.

The Company is attempting to identify and negotiate farm-out agreements with other parties on its other prospects, in addition to reviewing other business opportunities within and outside the oil and gas industry.

CALIFORNIA EXPLORATION LTD.
(A Development Stage Company)
QUARTERLY REPORT
FOR THE QUARTER ENDED NOVEMBER 30, 2001
(Expressed in United States Dollars, unless otherwise stated)

MANAGEMENT DISCUSSION & ANALYSIS (continued)

Properties Update

The Company is the operator in a regional exploration program in the San Joaquin Basin of California and to date a number of prospects have been drill tested.

To date, exploratory test wells have been drilled on the Mica, Sequoia, Parsley, Merlot and Basil Prospects. No hydrocarbon bearing sands were encountered on test wells on the Sequoia, Parsley, Mica and Merlot Prospects. These wells were plugged and abandoned. The Company does not intend to pursue any further exploration of these prospects and has quitclaimed the leases and relinquished them to the vendor. The Company proposes to drill an additional well at the Basil Prospect.

The Basil Prospect is located in the southern portion of the Sacramento Basin. This prospect is believed to be a structural fault trap documented with seismic and well data. This well must be drilled directional under a body of water from a land based position. The targets are believed to be at 4,500 feet but the well must be drilled 6,000 feet laterally to the target. The initial test well on the Basil Prospect commenced drilling on July 25, 2001 and was completed on August 28, 2001 at a depth of 7,829 feet. The Basil Prospect is adjacent to the Suisun producing field and separated by a fault. The Suisun #25 well was directionally drilled to a measured depth of 7,829 feet to test the Suisun and Domengine Sands for natural gas. At 5,550 feet the well encountered the trapping fault with a 440 unit gas spike supporting the sealing ability of the fault. The Suisun Sands were encountered at 6,545 feet - 132 feet high to prognosis. The first sands coming in high supports throw on the fault to be greater than expected. Once the sands were encountered the background gas increased by nearly 200 units (1 unit = 50 ppm Methane). Throughout the Suisun Sands the background gas remained between 100 and 200 units with several connection gas readings in excess of 300 units. The Domengine Sands were encountered at a measured depth of 7,120 feet - 162 feet high to prognosis. In the lower Domengine Sands, background gas readings remained in excess of 500 units. When pulling out of the hole the drill pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet remained stuck. It was therefore determined to temporarily suspend the well.

All indications on the mud log imply a discovery and it is intended to sidetrack this well from the same surface location using the existing casing down to 2,186 feet. The side-track will parallel the original hole to the same total depth of 7,829 feet. Due to environmental regulations the side-track cannot commence until a new permit has been obtained. A definitive drill date has not been determined but the Company expects that it will be between July 2002 and September 15, 2002. Drilling of the side-track will be dependent upon the Company's ability to identify and farm-out the prospect to other parties.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

QUARTERLY REPORT

FOR THE QUARTER ENDED NOVEMBER 30, 2001

(Expressed in United States Dollars, unless otherwise stated)

MANAGEMENT DISCUSSION & ANALYSIS (continued)

Subsequent Events

On January 14, 2002, the Company entered into a letter of intent whereby it agreed, subject to shareholder and regulatory approvals, to acquire 100% of the issued and outstanding common shares of Optimal Power Systems Ltd. ("OPS"), a private company incorporated under the laws of Alberta. Under the terms of the letter of intent, the Company proposes to issue up to 4.8 million common shares of the Company to the shareholders of OPS. No shares will be issued until OPS generates CDN $4 million in revenue, at which time 800,000 shares will be issued. An additional 800,000 shares will be issued when a further CDN $4 million in revenue is achieved. Thereafter 800,000 shares will be issued for each incremental CDN $5 million in revenue is achieved, until all 4.8 million shares are issued.

OPS was established in August 2001 to provide technology and turn-key solutions to optimize oil, gas and power energy resources. OPS is a development stage company with limited operations to date.

The Company has provided OPS an initial bridge loan of CDN $100,000 and has agreed to provide additional funding. The bridge loan is non-interest bearing. OPS has agreed to pledge its assets as security for the bridge loan. In addition, the shareholders of OPS have agreed to provide personal guarantees.

The Company proposes to conduct, subject to regulatory approvals, a non-brokered private placement of 1,000,000 units at a price of CDN $0.50 per unit, to raise CDN $500,000. Each unit will consist of one common shares and one share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of one year at an exercise price of CDN $0.75. To date the Company has received CDN $90,000.